Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: March 5, 2015

This filing relates to a proposed business combination involving TelecityGroup plc and

Interxion Holding N.V.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

INTERXION

Moderator: Jim Huseby

March 4, 2015

1:30 p.m. GMT

Operator:	Start Text Here.…………

Operator:	This is conference 65645801.

Welcome to the Interxion fourth quarter and full year 2014 results conference call. At this time, all participants are in listen-only mode.

There will be a presentation followed by a question and answer session at which time if you wish to ask a question if you wish to ask a question you need to press star one on your telephone.

I must advise you this conference is being recorded today, Wednesday March 4, 2015. I will now turn the conference over to your speakers today, Jim Huseby. Please go ahead, sir.

Jim Huseby:	Yes, thank you, Malcolm. Hello everybody, and welcome to Interxion’s fourth quarter 2014 earnings conference call. I’m joined by David Ruberg, Interxion’s Vice Chairman and CEO, and Josh Joshi, the Company’s CFO. To accompany our prepared remarks, we have prepared a slide deck, which is available on the investor relations page of our Web site at investors.interxion.com. We encourage you to download these slides to use during this call, if you have not already done so.

Before we get started, I’d like to remind everyone that some of the statements we will be making today are forward-looking in nature, and involve risks and uncertainties. Actual results may vary significantly from those statements, and may be affected by the risks we identified in today’s press release, and

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

those identified in our filings with the SEC. We assume no obligation, and do not intend to update or comment on forward-looking statements made on this call. In addition, we will provide non-IFRS measures on today’s conference call.

We provide a reconciliation of these measures to the most directly comparable IFRS measures in today’s press release, which is posted on our investor relations page at investors.interxion.com. We would also like to remind you that we post important information about Interxion on our Web site at www.Interxion.com, and on social media sites such as Facebook, at Facebook.com/Interxion, and Twitter, at @Interxion. We encourage you to check those sites for the most current available information.

Following our prepared remarks, we will be taking questions. And now, I’m pleased to hand the call over to Interxion’s Chief Executive Officer, David Ruberg. David?

David Ruberg:	Thank you, Jim. And welcome to our fourth-quarter and year-end 2014 earnings call. Before we discuss our fourth-quarter and full-year results, I wanted to make a few comments on our proposed all share merger with TelecityGroup. As you probably saw from the joint press release that was issued yesterday, discussions with TelecityGroup remain ongoing. We continue to make good progress towards completing mutual due diligence, and finalizing transaction documentation, which reflects the agreed transaction terms as announced on 11 February, 2015.

We have extended our agreement not to solicit or discuss alternative proposals until after 9 March, 2015. As we have previously noted, there can be no certainty that a binding agreement with TelecityGroup will be reached, nor as to the terms of such agreement. Signing of a binding transaction agreement remains subject to, among other things, satisfactory completion of mutual due diligence, and approval by the Interxion and TelecityGroup Boards of Directors. Given that a binding agreement has not yet been reached, we will keep the focus of today’s call on Interxion’s earnings results.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

As such, we will not be making any more comments on this matter, and we will not be taking any questions on the proposed transaction or the ongoing discussions with TelecityGroup. And request that you limit your questions to Interxion’s financial results and earning release topics. Thank you in advance for your cooperation. And with that said, I would now like to talk about Interxion’s business and our results. And so please turn to slide 4.

Our 2014 full-year and 4Q results demonstrates that Interxion continues to produce solid results, while Europe continues to work its way through a difficult economic period. We have achieved these results by successfully focusing on and executing against our strategic goal of creating communities of interest.

We’re focused on developing these communities because they provide a host of benefits over time. Including higher sustainable organic growth, improved pricing power, lower churn and less expansion risk. Our vision for cloud community developments has, so far, evolved about as we expected.

2014 was a year of tremendous accomplishments, in terms of executing the strategy that we have been discussing with you over the past several years. In addition to our existing cloud relationships with Microsoft, Amazon and IBM, we attracted other key global cloud service providers, including Oracle and Salesforce, that are the cornerstones to the multiple cloud hubs we have built. Interxion had a strong 2014. Full-year revenue grew 11%, gaining momentum throughout the year. Adjusted EBITDA also grew 11%, with consistent margins, despite the typical dilutive impact caused by our record capacity expansion.

During the year, we adjusted our construction plans to be responsive to our customer needs. We raised our CapEx plans, and added additional liquidity to the balance sheet, through the bond tap last April. We have been putting that capital to work, expanding 8 out of our 11 countries, and opening six new data centres, which included our expansion into Marseille, an important gateway hub serving Africa and the Middle East. We also announced today that we are constructing our 10th data center on our Frankfurt campus, in response to the continued strong demand we are experiencing in that market.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

Please turn to slide 5. We pre-released our results on February 11, so most of this data should already be well known. As usual, Josh will be sharing the detail of our financial results later in this call. We generated quarterly revenues in Q4 of nearly E.U.R90 million, with recurring revenue of nearly E.U.R84 million. As expected, given the order activity we had sold, and was installed over the course of 2014, both our total revenue and our recurring revenue increased every quarter throughout 2014, compared to the prior-year quarter, with the fourth-quarter total revenue growing 15% over 4Q 2013. Adjusted EBITDA also grew 15% year over year, in the fourth quarter, and grew 4% sequentially.

Please turn to slide 6. We continued our strong operational momentum in the fourth quarter, as well. We added a quarterly record of 4,900 square meters of new capacity, as we opened the latest phases at Frankfurt 8 earlier than we had announced. Despite this big increase in new capacity, utilization remained high, at 76%, demonstrating the discipline in our approach to construction, combined with the strong backlog of orders that we have developed.

We installed 2,500 square meters in the quarter. And for the full year 2014, installed 11,300 square meters, the largest year of installation in our history, and 24% higher than the previous high, in 2012. With respect to some of our other key metrics, the sales pipeline continues to be strong. Demand remains healthy, and bookings were solid throughout 2014, and were particularly strong in the fourth quarter. Parsing continues to be in line with the last couple of quarters. Book to bill times have not changed, and ARPU was in line with our expectation. And churn for the year was within our historical range of between 0.5% and 0.75% per month, on average.

Please turn to slide 7. During the fourth quarter, we opened new data centres in Marseille and Vienna, and expanded existing facilities in Amsterdam and Frankfurt. As I mentioned a few moments ago, we also announced that we have started construction on Frankfurt 10, a power-dense 4,800 square meter facility that will be part of our European cloud center. And we anticipate that the first phase of this facility will be ready for service in the first quarter of

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

2016. Frankfurt continues to be a strong market for Interxion, as we have been continuously adding capacity to meet demand from all of our segments, but recently, especially, the cloud service providers.

In 2014, we added 4,500 square meters of equipped space on our Frankfurt campus, and we believe that our Frankfurt campus is the single best connected campus in Europe. Vienna has also been a strong market for Interxion over the past year. Our Vienna campus serves over 100 carriers and ISPs, and is an important part of Interxion’s pan-European cloud and connectivity community. Cloud service providers have identified Vienna as an ideal gateway market to access Eastern and Southern Europe, and complement their own facilities in other markets for pan-European coverage.

In Vienna 2, we opened 1,300 square meters in the quarter, and are scheduled to open additional capacity, much of which is already pre-booked over the course of 2015. And consistent with our approach to own our strategic standalone assets, we have a reached agreement, and are in the process of purchasing this facility.

As a quick update on our Marseille facility, the customer response continues to be great from multiple segments, and interest remains very high. Please turn to slide 8. In Q4 2014, we continued our expansion, and attracted some very significant customers, to grow our communities of interest.

Our very healthy growth in Q4 was spear-headed by the managed service provider segment, with cloud driving an increasingly significant portion of our revenue and bookings. I believe that we now have, as customers, all of the leading global software as a service providers, all of the leading global infrastructure service providers, and all of the leading global platform as a service providers. They are all choosing Interxion as the data centre provider to reach their customers in Europe.

This chart shows that our managed service providers segment is approaching the level of revenue of network providers, indicating that the primary use case for co-location is shifting from a pure connectivity hub to a cloud hub that builds on connectivity to deliver cloud-based applications. While managed service providers are rapidly growing, all of our segments are contributing to our growth.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

Network providers, for instance, grew 6% in 2014, and we will also benefit in 2015 from the addition of our connectivity-rich asset in Marseille. The focus on communities of interest has been a steady, consistent approach, and we have been very successful in identifying the magnets that are most likely to thrive in our environments.

You can expect to see us continue on this path in 2015, bringing additional benefits to both our customers and to our shareholders. And with that, I would like to turn the call over to Josh.

Josh Joshi:	Great, thank you David, and indeed, welcome to everybody on the phone and online. I would like to start by discussing the group’s fourth-quarter results, with some additional color on our two reporting segments. I will follow that with a review of our financial performance for the year, including capital expenditures, cash flow, and the balance sheet.

And of course, conclude with a few comments on our returns. So starting with the fourth quarter, please turn to slide 10. Interxion finished 2014 with a strong fourth quarter, continuing our track record of consistent quarterly execution.

Total revenue in the fourth quarter was E.U.R89.9 million, up 15% organically compared to the fourth quarter 2013, and up 4% sequentially. On a constant currency basis, total revenue was up 14% year over year, and 4% sequentially. Recurring revenue in the fourth quarter increased E.U.R83.7 million, a 13% year-over-year increase, and a 4% sequential increase. Nonrecurring revenue was a quarterly record high of E.U.R6.2 million in the fourth quarter, in line with strong installations, which drove demand for related support services that we provide to our customers. Recurring monthly ARPUs, on the per square meter basis, were consistent with our expectations, down approximately 1.5% from last quarter.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

The installation of 2,500 square meters of revenue-generating space was the main driver for this sequential decrease. Looking ahead, I continue to expect recurring ARPUs to move down through the first half of the year, by another percentage point or two each quarter, driven by the same trends as we have experienced in the fourth quarter. By the second half of the year, I would expect recurring ARPUs to start to stabilize, and then improve somewhat, as the underlying power and energy uptake from our base starts to become more visible. Turning to costs.

Cost of sales were E.U.R37 million in the fourth quarter of 2014, up 18% over the fourth quarter last year, and 4% higher than the third quarter of 2014. Gross profit was E.U.R53 million, an increase of 13% year over year, and 4% sequentially, with gross profit margins at 58.9%, unchanged from the third quarter, despite the expansion drag that has been continuing in the quarter, as well as changes due to the revenue mix. Sales and marketing costs have increased to E.U.R6.5 million in the fourth quarter, an increase of 3% year over year, and up 10% sequentially, due primarily to increased sales commissions, tied, in fact, to the strong fourth-quarter bookings that David just mentioned.

Sales and marketing costs were 7.3% of revenue in the quarter, within our usual range of 7% to 8% of revenue. Other G&A costs, at E.U.R7.7 million, were at 16% higher year over year, flat sequentially. We continued to focus on managing our overall cost base tightly, including other G&A, which is running just under our usual range of 9% to 10% of revenue. Adjusted EBITDA was E.U.R38.7 million, an increase of 15% year over year, and 4% higher sequentially. Adjusted EBITDA margin of 43% in the fourth quarter was a good performance for the period.

Depreciation, amortization and impairment expense was E.U.R17.3 million, an 8% sequential increase, and a 28% increase year over year, consistent with our increases in data centre investments. The fourth-quarter finance expense was E.U.R8 million, 43% higher than last year’s fourth quarter, and up 15% sequentially.

Now, there are two factors at play here. The bond tap earlier this year, and to a lesser degree, the mortgage on our Brussels property, and Amsterdam and Vienna capital leases, which have increased our steady-state quarterly finance expense.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

The fourth-quarter income tax charge was E.U.R3.5 million, which represents an effective tax rate of 32%. The sequential uptick in the effective tax rate was driven by an increase in the nondeductible share-based payments. The cash tax rate for the year was approximately 13%. Reported net profit in the quarter was E.U.R7.4 million, compared to E.U.R9.8 million in the same quarter last year, and E.U.R9 million in the third quarter. Reported earnings per share was E.U.R0.11 on a diluted share count of 70.1 million shares, compared to E.U.R0.14 in the fourth quarter last year, and E.U.R0.13 in the third quarter.

Now let’s take a closer look by reporting segment. Please turn to slide 11. The momentum in our largest geographic reporting segment continued, as revenue in the big four was E.U.R56.4 million, up 15% year over year and 3% sequentially, and accounted for approximately 63% of the Company’s [quarterly] total. Recurring revenue growing from 13% year over year and 3% sequentially. Consistent with many recent quarters, we saw continued strength in Germany and the Netherlands, along with improved performance in France.

Adjusted EBITDA in the big four was E.U.R29 million, with margins at 51.4%, down from both the fourth quarter 2013 and the third quarter 2014. This is principally as a result of the significant expansions, the changes in revenue mix, and some lumpiness in the timing of maintenance expense. And of course, increased sales commissions, as we mentioned earlier. Revenue in the rest of Europe was E.U.R33.5 million, up 14% year over year, and a very strong 6% sequentially. Recurring revenue growth was 11% year over year, and 4% sequentially.

Adjusted EBITDA was up a strong 21% year over year, to E.U.R18.1 million, with margins of 53.9%, up both year over year and sequentially, despite the opening of Vienna 2 in the quarter. Austria again saw solid revenue growth in the quarter, as Vienna 2 open3e during quarter, and immediately saw strong installations. Ireland and Sweden had strong quarters once again. Please turn

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

to slide 12, where I would like to spend some time on the full-year results. For the year 2014, total revenue was E.U.R340.6 million, an 11% increase year over year.

Total nonrecurring revenue was E.U.R21.4 million, 35% higher than 2013, and a side benefit of the strong year of installations. Total recurring revenue was E.U.R319.2 million, up 10% year over year. Gross profit was 10% higher year over year, while adjusted EBITDA increased to E.U.R146.4 million, 11% higher than 2013. Net finance expense for the year was E.U.R27.9 million, compared to E.U.R57.5 million in 2013, which was impacted by the E.U.R31 million one-off costs associated with the refinancing back in the summer of 2013.

During the year, we have capitalized E.U.R3.6 million of finance costs, compared with E.U.R1.7 million in the prior year. This reflects the increased construction activity in 2014, compared to a lower level of relative construction for most of 2013. Income tax expense was E.U.R15.4 million, compared to E.U.R6.1 million in 2013.

The 2013 number was unusually low, and benefited from the impact of deductible refinancing costs. Our effective tax rate in 2014 was 31%, and as already mentioned, our cash tax rate was 13% in the year. Reported net profit was E.U.R35.1 million in 2014, but this comparison is also skewed by the impact of last year’s refinancing costs.

Taking account of this and other items, adjusted net profit was E.U.R32.5 million, up 10% compared to 2013. Adjusted diluted EPS was E.U.R0.46, a 9% year-over-year increase, as we account for a slightly higher share count. There’s more detail on adjusted net profit and adjusted EPS in the appendix to the presentation. Please turn to slide 13. This slide shows the operating leverage inherent in our business model over the last five years. And I would like to take a moment, and perhaps remind you how this works in our business.

When we open new facilities, most of the incremental costs are realized almost immediately. For example, property costs rise immediately when data centers are opened, and as our lease and construction cost are in fact capitalized during the construction period.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

Likewise, the amount of personnel to operate a new data center doesn’t vary much as utilization increases, and we staff our data centres almost fully upon opening of a new facility. Maintenance expense, which is in the other cost category, also follow a similar pattern.

So as we open new facilities, margins are impacted in the short term. And this is commonly referred to as expansion drag. And over time, as operating leverage improves, so does margin. Energy, on the other hand, is a directly variable cost that typically starts low and increases over time, on a data center basis. And therefore, its impact is realized over time, after the facility has opened and starts to fill. Overall, these trends are evident on this page.

And perhaps the best way to sum it up is that, over the last 5 years, or 60 months, call it, the company has opened 14 new data centres, and added about 39,000 square meters of equipped space capacity, which, by the way, is an increase of over 70% in that capacity in that time scale. And we have expanded our margins by over 500 basis points. Now, of that 70% increase in capacity, more than half of it has occurred in the last 24 months, and you can see the temporary impact of that expansion drag that has had over this time scale.

And I would like to remind you that our customer demand-led expansions, and disciplined deployment, means that the underlying long-term operating leverage in our business model remains intact, as we go forward. Moving to slide 14. Let’s discuss our capital expenditures. Capital expenditures, including intangibles, totaled E.U.R47.8 million during the fourth quarter, which brought the total invested in the year to E.U.R216.3 million.

Now of these capital expenditures, E.U.R198.7 million were discretionary, dedicated for expansion and upgrades to meet customer requirements, with the remaining non-discretionary investments totaling [E.U.R17.6 million], principally for maintenance and intangibles.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

Now as I said, we spent about E.U.R200 million in expansion and upgrade capital expenditure in 2014. This can be broken down as approximately E.U.R10 million residual spend, from projects that completed in 2013, and about E.U.R140 million that relate to projects that will be completed in the year – that is in 2014 – with about E.U.R50 million for projects that we started in 2014, but in fact will not be completed until 2015 or later.

Looking at the spend by geography, we invested E.U.R150.2 million in our big four markets, with the lion’s share of that, again, invested in Amsterdam and Frankfurt, and also with some in Marseille. And we invested E.U.R60.4 million in our rest of Europe markets, with the largest investments being made in Vienna and Sweden.

Please turn to slide 15. Interxion ended the year with nearly E.U.R100 million in cash and cash equivalents, up from E.U.R45.7 million at the end of 2013, driven primarily by the E.U.R135.4 million of cash from operations, and E.U.R157.9 million of net proceeds from the bond tap, and E.U.R268.3 million was then invested in CapEx.

Additionally, we paid E.U.R25.2 million in cash interest, and E.U.R6.3 million in cash taxes. In addition to the Marseille data centre purchase, we entered into a capital use on our Amsterdam 7 property, and indeed, as David mentioned earlier, in the fourth quarter, we signed an agreement to purchase our Vienna campus.

At the year end, the purchase of the campus was treated as, effectively, a capital lease, with the purchase liability on the balance sheet, pending closing of the transaction. We expect to complete our Vienna campus purchase by the end of the first quarter.

Balance sheet ratios remain strong, with gross leverage at 3.8 times our LTM adjusted EBITDA, and net leverage at 3.2 times. Both higher than last year, primarily due to the additional bond tap and the new capital leases. Cash ROGIC, that’s return on gross invested capital, was 11%. Our blended interest costs at the year end were 6.1%, up 20 basis points from the end of 2013. With cash on hand, access to the E.U.R100 million revolving credit facility, and a strong cash generation of our data center assets, we have the financial flexibility and funding to execute our expansion program.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

Please turn to slide 16. Our fully built out data centres are providing an attractive and, I believe, industry-leading cash return of 28% year over year. As data centres become full with customers participating in our vibrant communities of interest, they become assets, with extremely attractive returns.

And as an example, the gross margins on these fully built out data centres are at above 65%, and the underlying operating leverage that I was talking about earlier really shines through. Our approach remains focused and consistent, securing long-term attractive cash returns in a disciplined and measured manner.

And with that, I would like to turn the call back over to David.

David Ruberg:	Thank you, Josh. During recent calls, earnings calls, I have used this portion of the presentation to, amongst other things, discuss with you why we believe the fundamentals of the European carrier-neutral co-location industry continue to be robust, and to outline the opportunity we see, as enterprises look to migrate to the cloud. I thought it would be helpful to further expand on these areas today.

So if you would please turn to slide 18. You may recall, for the last few quarters, we have outlined our predictions of the expected cloud adoption curves for enterprises in both the U.S. and Europe, and we derive these from market observations and discussions with our customers, their customers and our U.S. channel partners. There is now increasing evidence in the marketplace that our predictions are becoming a reality, especially in the area of application structure, and how they take advantage of the carrier-neutral data centres. We believe that from an enterprise perspective, the cloud utilization will develop in three phases, and we mentioned this before.

And again, this is from an emphasis standpoint, phase 1 with SaaS and iSaaS adoption, and it’s primarily for standalone applications. Phase 2, which is for platform as a service adoption, which is leading to hybrid solutions and some application restructuring. And phase 3, which is business process redesign, which is leading, or will lead, to application redesign.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

So let me spend a few words on each of these phases. Phase 1 is well underway, and we’re seeing strong momentum for the software as a service adoption, and rapid growth for the infrastructure as a service, particularly in the SMB market segment and pockets of the enterprise.

Software as a service is the most advanced phase of adoption, as enterprises are shifting from a software license model to a pay per use model with lower capital investments. The adoption of infrastructure as a service is also growing, although it’s primarily driven by the SMB segment, and specific workloads within enterprise, such as test and development. Several cloud providers that have developed SaaS and iSaaS at our data centres have raised their forecast for capacity requirements, and planning further expansions into new cities.

Phase 2 is starting now with the emergence of hybrid cloud solutions in the U.S., which we expect to spill over into Europe, starting in the second half of this year. In our conversations with customers and partners in the U.S., we are witnessing early development of these solutions, whereas customers architect new applications, with a view of deploying them across a mix of environment of public and private clouds, to get the best of both worlds. That is optimal response time, with full control, combined with the ability to flex the usage of resources up and down. The key driver for this phase is platform as a service, which is becoming a strategic priority for cloud providers and developers.

Cloud providers are making significant investments in platform as a service, to create cloud communities on their platforms, and developers are embracing this new model for cloud-native applications. Phase 2 is very important for the co-location industry. Not only because it drives demand for the cloud platform providers, but also because it is a strong indication that enterprises are starting to restructure their applications with a hybrid cloud model in mind.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

The key choice the customers have is whether to deploy solutions in a remote hybrid cloud – that is, with large bandwidth connection between the private and public cloud portions, or to co-locate them in a carrier-neutral data center. We believe that the latter will be a more viable option for certain classes of workloads, and we expect to be able to capture a significant portion of that market. Phase 3 is further out in the future, of course. But some of our customers are already starting to think how to redesign their business processes, to take full advantage of the flexibility that hybrid cloud provides for them, from an architectural standpoint.

This is the phase when many of the legacy processes will be rethought, and applications will be fully converted or redesigned to the new model, which will present a huge opportunity for our industry. Our strategic focus is to enable co-located hybrid cloud solutions, and capture the opportunities in phase 2, and prepare us for the opportunities in phase 3.

Please turn to slide 19. We believe that we have been making the right investments over the last 24 to 36 months, to enable and accelerate the hybrid cloud adoption for enterprises in Europe.

Firstly, by winning all of the key public cloud providers’ platforms, allows our enterprise customers to directly access these platforms. We have a mix of both compute nodes and network access nodes to the most valuable, hyper-scale public clouds, as well as a growing community of local cloud providers. We have all seen the announcement by hyper-scale providers, outlining their plans to build their own facilities in Europe, which will drive even more demand for the on and off ramps that are located in our data centres.

Our community of 500 [accounts] also ensures that connectivity options are met for enterprise to both – connect both remotely, as well as co-located hybrid cloud deployments. In addition, housing 20 of Europe’s Internet exchanges ensures their real-time performance oriented consumer-facing applications, of our enterprise customers, reached the 75% of Europe’s GDP in a time-sensitive manner. These assets are available to enterprise customers across 39 data centers and 11 countries. Secondly, our go to market model is providing significant value to our enterprise community.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

By partnering with Interxion, our international enterprise accounts experienced not only a single point of contact into the Interxion portfolio, but also have the chance to leverage both our segment expertise within their industry verticals, such as financial services and digital media, as well as take advantage of our in-depth local knowledge in our 11 countries. Add to that our increasing understanding and partnering with the systems integrated community, and we are well-positioned to not only anticipate the enterprise hybrid cloud needs, but also advise customers on their implementations.

Finally, our investment in product innovation means our cloud connect product further enables enterprise hybrid cloud deployment. The cloud connect product brings together enterprises, carriers and cloud providers, to connect, transact and create value within the ever-forming community of interest. We are launching this in our overall and our major cloud hubs throughout 2015. With all of these capabilities together, we believe that Interxion is not only enabling enterprises to adopt hybrid cloud solutions in a timely manner, but also accelerating their adoption through anticipating and removing potential barriers, which will greatly benefit our customers and our shareholders.

Please turn to slide 20. Before getting to the specifics of our guidance for 2015, I would like to remind you again about our guidance philosophy. Our approach is to provide annual guidance for revenue adjusted [EBITDA] and CapEx on our Q4 call, and then publicly up that guidance, as appropriate, during the year. Therefore, for 2015, we expect total revenue to be in the range of E.U.R375 million to E.U.R388 million. We expect adjusted EBITDA to be in the range of E.U.R162 million to E.U.R172 million. And we expect our capital expenditures to be between E.U.R180 million and E.U.R200 million.

I would like to thank, once again, all of our employees, in all of our countries, for staying focused on our customers, and continuing to deliver strong results throughout 2014. I would also like to thank our shareholders and bondholders for their continued support. Before I hand the call back to the operator to begin the question-and-answer segment, I must remind you again that we ask that you please limit your questions to earning-related topics. And we thank you in advance for your cooperation.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

We are now prepared to take questions. I hand it back to the operator.

Operator:	We now begin the question and answer session. If you wish to ask a question please press star one on your telephone and wait for your name to be announced. If you wish to cancel your request please press the hash key. Once again that is star one if you wish to ask a question.

Your fist question comes from the line of Jim Holt with Oppenheimer.

Jim Holt:	I just want to focus on competition. The results seem very strong. Can you talk a little bit about what you’re doing differently in cloud then maybe what your competitors are doing? And CapEx guidance is relatively high so it looks like you are going to continue to bring a lot of capacity online. Do you monitor your competitors capacity and is there any concern that they might ramp up a little bit too much at some point? Thanks.

David Ruberg:	The competition question has come up a number of times in the past. I think the simple answer is that we try to partner with these people rather than being vendors to these people. We get to know them well. We get to understand their needs and we attempt to focus and build communities of interest around the growth plans that will help them create value.

It has taken me 15 seconds to say it and it is relatively easy to say it but it is really difficult to implement. It is a very consistent approach over time on our part to focus on these segments, their needs, where we thought it was going to put these things in place over time and it takes time to do it and we are now benefiting, I believe, from that persistence and anticipation on our part. Josh, you want to comment on that?

Josh Joshi:	Yes, of course, David. Hello Tim. On the CapEx guidance at the midpoint of around E.U.R190 million I think half of it is either been announced or is expected and I will come back and give you some more detail on that if you like it. You qualified your question by saying it was relatively high. I want to go back to something I said earlier which is that’s our focus is determining our CapEx employment, determining which data centres we build based on the customer demand that we see.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

And I think if you look at, as if it, the midpoint of the guidance something like E.U.R45 million relates to the Vienna property purchase and then admin CapEx. Other morning – remaining call it E.U.R150 million of discretionary CapEx somewhere in the region of 60 to 70% of that is being built to focus on customer orders and customer demand that we see. Again, I would say to you that I will focus on the discipline deployment of our capital.

Jim Holt:	And your competitors supplies, you monitor that closely? You think they’re going to be ramping up?

David Ruberg:	I think we all monitor each other closely and I think over the last couple of years, within reason, we have all been fairly well restrained. I do not see the first – foreseeable future, again, we talk about this, we have visibility, thanks for permitting process we see the permitting process, we’re not concerned going forward. A lease with the major players over-building in this market.

Jim Holt:	Thanks a lot guys. Good luck.

Operator:	Your next question comes from the line of Jonathan Atkin of RBC Capital Markets.

Jonathan Atkin:	I was interested in any updates, you mentioned a couple call on the indirect channel in any momentum changes there. And then, in regard to Germany one of – power density of Frankfurt and I just wondered, is that indicative of the new builds that you are pursuing throughout the rest of the portfolio around requirements and how might that be changing given the type of customers are bringing on?

Just the last one, on the M&A, the shelter if you have any comments on that or that transaction but obviously when it given what is going on with Telecity but I’m just wondering if you have any comments on that as fellow participants in the industry. Thanks.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

David Ruberg:	John, as far as the indirect channel one of the things I guess I over admitted before is we have done very well in Europe with these cloud platforms providers. And what is not obvious to everybody is just how much our partners in the United States have helped with this. It’s very difficult for us to put a monetary value on it but the fact that we were closely with people in the United States and we can provide a consistent way of doing business for some of these international players is not lost on them. Relationship we have I think has been very, very beneficial.

In terms of power density, it may be a little higher in Frankfurt the normal but that is not a change in our overall design, it is merely a reflection of the new build. What we might anticipate going in there on a short-term basis. I don’t believe it is a trend, I think everybody knows we built to 1.5 kilowatts to 1.75 kilowatts per square meter and that is going to continue to be our design density. Josh?

Josh Joshi:	John, this is Josh. Thanks for your question on the M&A landscape. We’re not going to make any comment on the overall M& A landscape more specific on this call.

Jonathan Atkin:	And campus purchases, besides the Vienna, and then you mentioned the in (cap in) Amsterdam, are there any other part of the portfolio that over time you would use a strategic enough to go down that route?

Josh Joshi:	Yes. I think so. Not being specific about any particular assets but we do monitor it reasonably carefully and they are often – opportunistic, John. It is not as though we are pursuing a particular strategy but if we see the opportunity many times the come to us and if we believe it is both a strategic asset that we have substantially invested in the asset and importantly we have got the kind of community and customers that we think is going to drive long-term return and finally, is the finances make sense, the financials make sense that we will probably execute.

Jonathan Atkin:	Thank you.

Operator:	Your next question comes from the line of Jonathan Chappell of Evercore.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

Jonathan Chappell:	Two if I may. David, in your prepared remarks you mentioned over the, I guess, medium to long-term, the ability to create pricing power after use that up the cloud communities of interest and if enterprises coming. I was wondering if you might give us a little more color on your perspective on how the pricing power develops?

Secondly, on slide 18 I thought the presentation you get on the development of the backend of cloud demand was very interesting. I would love to get your perspective on the road that is created from this demand. This is a three-year cycle, a five-year cycle, should we see 10 years of strong demand on the back of this from industry perspective and for Interxion in particular? Thank you.

David Ruberg:	OK. On the pricing power, I should have phrased that value pricing power. Not all applications have the same needs your create the same value to our customers. The community that we are developing will help our enterprises differentiate configure which ones should be on a co-located basis, hybrid or on a remote.

What we’re trying to do is make sure that we get the higher portion of the co-located hybrid solutions which inherently have greater value to the customer and inherently have a greater opportunity for us to price on the value basis.

In terms of the cloud demand, I would hope that phrase three, which is the basic redesign of these applications, the legacy applications, is a long, long process. It could be 5 or 10 years. I equate this to what we saw when we went from timeshare in mainframe to the client/server, that was a 15 to 20 year run. Technology brings the compressed I think in for the foreseeable future the demand is just starting.

Jonathan Chappell:	If I could sneak one more in here, in your presentation you talked about customer power, 99 megawatts today growing to potentially 153 megawatts. I was one is that increase of about 50% was predicated on building out new assets or if there was some sense of increasing power density within your existing footprint? Thank you.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

David Ruberg:	No, I think, if you take – you can do this pretty quickly if you take the revenue generating square meters that we have or the equipment square meters we do and we multiply by 1.5, you can see it’s pretty consistent. No, it’s not increased density, it’s simply as we build these are data centres and we equip them for this capacity and we attempt to do it just in time, we brought on a lot of space in the third and fourth quarter and the never reacted appropriately.

We’re not looking to significantly increase the design capacity square meter basis or the cost of the data centres. I think we have hit the sweet spot which provides us with a combination of drawn and magnetic customers in our data centers.

Operator:	Your next question comes from the line of Colby Synesael with Cowen and Company.

Jonathan Cohen:	This is John on for Colby. They could taking the questions. I may have missed it, but how should we think be thinking about nonrecurring revenue this year particularly considering the demand you are continuing to see?

Josh Joshi:	This is Josh. Going forward – over 2014 nonrecurring revenue has been relatively lumpy. In the past I have given guidance somewhere expanded run rate of nonrecurring revenues of approximately E.U.R3 million to E.U.R4 million. I think as we look forward into 2015 I would expect us to be thinking of a run rate in the E.U.R4 million to E.U.R5 million of quarterly non- recurring revenue over the course of the year. I hope that answers your question.

Jonathan Cohen:	Yes, it does. Thank you.

Operator:	Your next question comes from the line of Matthew Hienz of Stifel.

Matthew Hienz:	In light of NTT’s recent announcement in Germany and the apparent formation of another player with global aspirations, and I guess more importantly, in the process of building at your client strategy around a host of global partners are you finding that there has been opportunity cost associated with being confined to Europe in this business? And whether I guess, scaling geographically is moving higher on your list of strategic priorities? Thanks.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

David Ruberg:	That gets very close to the topic we’re not going to talk about. There is a competitor that we have, that we face, that has a larger footprint than we do and benefits from that footprint. How about I answer it that way?

Matthew Hienz:	That is fair. Thanks.

Operator:	As a reminder, if you wish to ask a question please press star one on your telephone.

Your next question comes from the line of Michael Bowen of Pacific Crest.

Michael Bowen:	I was wondering if you could just remind us, on the energy and power uptake how should we think about that as a percentage of the recurring revenue per meter as far as either incremental or the same? Anything you could share their would be helpful.

And then you talked about the agreement of like IBM and others, are you seeing any incremental positive revenue or margin impact yet and if so or if not can you help us think about what the positive impact you think you’ll see from that in the future and maybe anytime surrounding that. Thanks.

Josh Joshi:	This is Josh speaking, Michael. One of the slides that we have in the appendix is we talk about the way that energy impacts both the way the revenue develops and ARPU develops. We try and provide an illustrated profile because it actually, specifically energy, there is – it’s very difficult to determine in terms of how our customers multiply within a detailed center and healthy energy consumption and usage develop by individual customers.

As we have made a significant deployments over the course of 2014 and indeed our continuing to expand our capacity in the first half of 15 we have looked at that and we have tried to come up with certain perspective. On an individual customer bases and indeed on the moment of ARPU you can see that if you look at the illustrative development we provided that energy can over time become a significant component. And power uptake can become ASIC second component of the revenue development. I think that as a business we still have significant runway left in terms of what we have deployed to date.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

Michael Bowen:	And then how about the agreements with the cloud providers?

Josh Joshi:	I’m sorry, I didn’t catch the second question. Could you repeated please?

Michael Bowen:	Yes, you stated early in the call that you have got agreement that was Microsoft, AWS, IBM, Oracle and sales force. I was hoping that you might give us any thoughts on early impact or what you think of long-term impact on revenue and margins might be?

David Ruberg:	The comment that I made was these people that are participating with us on our cloud product. At the present time we’re not going to expand on that comment. In specific, these are the magnets, these are the people that will help us create these communities of interest just like the carriers did years ago.

Again, we have actor these participants into our overall strategy which is so focused on execution, discipline, focus and returns, IR returns between 30% and 40%. How they contribute to that will unfold over time. One comment that I would make, I think this has started to come through, we have pretty much made investments in the platforms that we want.

Michael Bowen:	OK. Thanks. One last one quick. Is there any scenario where you might foresee continuing more expansion in the second half of 2015?

Josh Joshi:	I would say that includes projects we have not yet announced. That is worth pointing out. As you know Michael, that is our standard process. It is the way we guide on capital. And indeed, may include projects that we make choose to accelerate which we have not yet announced depending on the customer demand. We will retain our flexibility at this point in time.

Michael Bowen:	OK. Thank s guys.

Operator:	Your next question comes from the line of Matthew Heinz with Stifel.

Matthew Heinz:	I thought I could toe the line with the last question but I’ll give it one more shot here. I guess what I’m trying to get at is in your conversations with cloud

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

providers and maybe perhaps more importantly with enterprise as you look to I guess complete the circle here with respect to the cloud strategy, how much has geography been a limiting factor in those conversations around bookings, particularly with kind of the Fortune 500 global enterprise?

David Ruberg:	It is tough to answer that question because we haven’t seen – we’re not in the United States so we don’t benefit from the United States. Have we missed an opportunity in Europe with the European headquarters companies? No. Having missed an opportunity with a migration to cloud in Europe from the U.S.-based enterprises? I don’t think so.

Remember, the strongest relationship that these enterprises have that are headquartered in the United States are with the platform providers, not with the co-location providers. One of our indirect approaches in working with systems integrators and to partner with this platform providers is so that we have a joint composition when they talk to were we talk to these enterprises.

Matthew Heinz:	I guess the locus we have seen coming in the door in terms of bookings going forward around enterprise, it’s probably not going to be the Dow Jones industrials names necessarily but more so the folks their parting with on systems and management services side?

David Ruberg:	No. This is – I’ll try this again. No, I think what you’re going to see happen is over time if someone wants to implement a solution on a worldwide platform from the United States it will be the software platform which is more appropriate for them to make a decision on. And let software platform provider with a systems integrator be more concerned about the underlying fundamental data center provider. That is why we have spent a lot of time working with the platform providers and are quite happy with the success we have had with them and the development that we have in terms of relationships with the systems integrators.

Matthew Heinz:	OK. Thank you for elaborating. I appreciate it.

David Ruberg:	You’re welcome.

Operator:	There are no further questions at this time concert.

INTERXION

Moderator: Jim Huseby

03-04-15/1:30 p.m. GMT

Confirmation # 65645801

Jim Huseby:	Thank you very much for joining our call. That does conclude our fourth quarter call. We expect to have a first quarter conference call sometime in early May and we look forward to speaking with you can. Thank you very much and you may disconnect expect that does conclude our call for today. Thank you for participating. You may all disconnect.

END